July 2009 Pricing Sheet dated July 7, 2009 relating to Preliminary Terms No. 145 dated July 2, 2009 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities

PLUS Based on a Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the Dow Jones Euro STOXX 50® Index due January 14, 2010
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JULY 7, 2009
Issuer:	Morgan Stanley
Maturity date:	January 14, 2010
Original issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Pricing date:	July 7, 2009
Original issue date:	July 14, 2009 (5 business days after the pricing date)
Aggregate principal amount:	$4,397,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	50.00%	31.08	0.160875161
	Dow Jones EURO STOXX 50® Index (the “Dow Jones EURO STOXX Index”)	SX5E	50.00%	2,291.33	0.002182139
	The EEM Shares and the Dow Jones EURO STOXX Index are referred to together as the “basket components”.
Payment at maturity per PLUS:	▪
If the final basket value is greater than the initial basket value:
$10 + ($10 x leverage factor x basket percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.

	▪	If the final basket value is less than or equal to the initial basket value: ($10 x the basket performance factor) This amount will be less than or equal to the stated principal amount of $10.
Leverage factor:	200%
Maximum payment at maturity:	$11.35 per PLUS (113.5% of the stated principal amount).
Basket setting date:	In the case of the EEM Shares, the pricing date, and, in the case of the Dow Jones EURO STOXX Index, the day following the pricing date.
Valuation date:	January 11, 2010, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events.
Closing value:
In the case of the EEM Shares, the closing price of one share of the iShares® MSCI Emerging Markets Index Fund times the relevant adjustment factor for the EEM Shares.  In the case of the Dow Jones EURO STOXX Index, the closing value of the Dow Jones EURO STOXX Index as published by the index publisher.

Adjustment factor:	For the EEM Shares, 1.0, subject to adjustment for certain events affecting the EEM Shares.
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components on the applicable basket setting date, as set forth under “Basket – Initial basket component value” above, and the applicable multiplier for each of the basket components.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any date is the sum of the products of the closing value of each of the basket components on such date and the respective multiplier for each of the basket components.
Multiplier:
The multiplier for each basket component will be set on the applicable basket setting date based on each basket component’s respective initial basket component value so that each basket component is reflected in the predetermined initial basket value in accordance with its applicable basket component weighting.  The multipliers will remain constant for the term of the PLUS. See “Basket -- Multiplier” above.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	617484258
ISIN:	US6174842582
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$4,397,000	$65,955	$4,331,045
(1)      For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.
“Dow Jones EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the PLUS.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 145 dated July 2, 2009
Prospectus Supplement for PLUS dated December 23, 2008
Prospectus dated December 23, 2008

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE PLUS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.